Exhibit 99.3

CONSENT OF STEVEN KOEHLER

The undersigned hereby consents to the references to, and the information derived from, the scientific and technical content and interpretations contained in the Management’s Discussion and Analysis for the six months ended June 30, 2020 of Gold Standard Ventures Corp., and to the references, as applicable, to the undersigned’s name included in or incorporated by reference in Registration Statement on Form F-10 (File No. 333-225539) of Gold Standard Ventures Corp.

Dated: August 10, 2020	/s/ Steven Koehler
Steven Koehler, BSc. Geology, CPG